UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 15/A

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission No. 000-55733

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TECH CENTRAL, INC.

(Exact name of registrant as specified in its charter)

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Tech Central Inc

412 N Main St Ste 100

Buffalo, WY 82834

855-998-4710

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Stock, Par Value $0.001 Per Share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         48

Pursuant to the requirements of the Securities Exchange Act of 1934, Tech Central Inc. has caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized person.

Date: June 11, 2021

TECH CENTRAL INC..

By: /s/ Joseph Lewis
Joseph Lewis
Principal Executive, Financial Officer and Chief Accounting Officer